Exhibit 99.02
SETTLEMENT AGREEMENT
This Settlement Agreement (this “Agreement”) is dated as of September 25, 2013 (the “Closing Date”), by and between (i) Federal Home Loan Mortgage Corporation (“Freddie Mac”), and (ii) CitiMortgage, Inc., a New York corporation (“CitiMortgage”), and Citibank, N.A., a national banking association (“Citibank”) as successor in interest by merger to Citicorp Trust Bank (CitiMortgage and Citibank are referred to individually and collectively as “Seller/Servicer”, as the context shall permit or require) (all of the foregoing are hereinafter referred to individually as a “Party”, and collectively as the “Parties”).
RECITALS
WHEREAS, Seller/Servicer is an approved Freddie Mac Single-Family Seller/Servicer that sold certain Mortgages to Freddie Mac and acquired certain servicing rights to Mortgages sold to Freddie Mac, including the Settlement Mortgages (as defined herein), pursuant to certain Purchase Documents (as defined herein) entered into with Freddie Mac;
WHEREAS, Seller/Servicer or its predecessors is now servicing or in the past has serviced the Settlement Mortgages for Freddie Mac as identified in the electronic file that was appended to the emails attached to this Agreement as Exhibits A-1 and A-2 hereto (the “Electronic File”);
WHEREAS, Seller/Servicer is subject to certain Purchase Documents, as such term is defined in Freddie Mac’s Single-Family Seller/Servicer Guide (as amended from time to time, the “Guide”), which modify the Guide in certain expressly stated respects, and any guaranty made by Citibank in favor of Freddie Mac (individually and collectively, the “Guaranty”);
WHEREAS, Freddie Mac has identified, and may identify in the future, certain obligations of Seller/Servicer under the Purchase Documents, including with respect to some of the Settlement Mortgages;

WHEREAS, to avoid the cost, time, expense and uncertainties of proceeding with repurchases, Seller/Servicer and Freddie Mac seek to settle and finally resolve certain of the existing and future repurchase obligations of Seller/Servicer;
WHEREAS, Seller/Servicer has therefore offered to pay or cause to be paid to Freddie Mac the Settlement Amount as described in Section 2 below, as consideration for the agreement by the Releasing Parties (as defined below) to release the Released Parties (as defined below) from the Released Obligations and Claims (as defined below), pursuant to the terms and subject to the conditions set forth in this Agreement; and
WHEREAS, Freddie Mac is willing to accept the Settlement Amount in satisfaction of such Released Obligations and Claims, pursuant to the terms and subject to the conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the agreements and undertakings set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth herein, the Parties hereto agree as follows:
1.    Incorporation of Recitals; Definitions.
(a)    All of the foregoing Recitals are hereby incorporated herein as substantive contractual provisions of this Agreement.
(b)    Any and all exhibits, schedules and/or attachments referenced herein are deemed to be incorporated herein by reference.
(c)    If a term is capitalized in this Agreement but not defined herein, such term has the meaning ascribed to it in the Guide. Any capitalized term defined in this Agreement shall have the meaning ascribed to it in this Agreement.
(d)    As used in this Agreement (including, without limitation, in the exhibits, schedules and/or attachments referenced herein), the following terms shall have the following meanings:

“Affiliate” means, as to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with such Person.
“Agreement” has the meaning set forth in the preamble to this Agreement.
“Applicable Requirements” means any and all applicable (i) contractual obligations of Seller/Servicer set forth in the Purchase Documents, and (ii) laws, statutes, ordinances, rules, regulations, codes, orders, permits, or other legal requirements enacted, issued, promulgated, enforced, or entered by any federal, state or local governmental or quasi-governmental entity.
“Arbitration Provision” has the meaning set forth in Section 9 below.
“Arbitrators” has the meaning set forth in Section 9 below.
“Characterization Dispute” has the meaning set forth in Section 8 below.
“Claims of Releasing Parties” mean any and all actual, intended, or potential claims, proceedings, actions, causes of action, charges, complaints, rights, demands, disputes, suits, counterclaims, rights of setoff, cross-claims, third-party claims, contentions, allegations, assertions of wrongdoing, agreements, rights, duties, covenants, contracts, controversies, demands (for indemnification, repurchase, contribution, or otherwise), promises, Losses, and/or any other statutory, regulatory, administrative, common law or equitable theory and/or cause of action of any kind, whether asserted or unasserted, known or unknown, suspected or unsuspected, fixed or contingent, in contract or tort, unsecured or secured, priority, administrative or otherwise, and/or under any of the laws, regulations, administrative or executive directives, ordinances, rules, codes, orders, permits, or other legal requirements enacted, issued, promulgated, enforced, or entered by the United States or any other jurisdiction, including any federal, state or local governmental or quasi-governmental entity, that any of the Releasing Parties has, or had, presently in existence or hereafter arising, against any of the Released Parties in connection with the Selling Representations and Warranties relating to the Settlement Mortgages; provided, however, that “Claims of Releasing Parties” shall not include Freddie Mac’s right, in the normal course of its business with Seller/Servicer and consistent with prior practices, to be reimbursed for manifest errors in the computation or actual payment of amounts owed to Freddie Mac pursuant to the Purchase Documents (for example, but not by way of limitation, “Claims of Releasing Parties” shall not include any right of Freddie Mac to be paid or reimbursed in connection with a payment made to Seller/Servicer in the ordinary course of business for the reimbursement of Servicing advances, which payment clearly was erroneous or miscalculated).
“Claims of Released Parties” mean any and all actual, intended, or potential claims, proceedings, actions, causes of action, charges, complaints, rights, demands, disputes, suits, counterclaims, rights of setoff, cross-claims, third-party claims, contentions, allegations, assertions of wrongdoing, agreements, duties, covenants, contracts, controversies, demands (for indemnification, repurchase, contribution, or otherwise), promises, Losses, and/or any other statutory, regulatory, administrative, common law or equitable theory and/or cause of action of any kind, whether asserted or unasserted, known or unknown, suspected or unsuspected, fixed or contingent, in contract or tort, unsecured or secured, priority, administrative or otherwise, and/or under any of the laws, regulations, administrative or executive directives, ordinances, rules, codes, orders, permits, or other legal requirements enacted, issued, promulgated, enforced, or entered by the United States or any other jurisdiction, including any federal, state or local governmental or quasi-governmental entity, that any of the Released Parties has, or had, presently in existence or hereafter arising, against any of the Releasing Parties in connection with the Selling Representations and Warranties relating to the Settlement Mortgages; provided, however, that “Claims of Released Parties” shall not include any or all of the foregoing items listed in this definition to the extent that such items relate to the rights of Seller/Servicer, in the normal course of its business with Freddie Mac pursuant to the Purchase Documents (for example, but not by way of limitation, “Claims of Released Parties” shall not include any rights of Seller/Servicer to be paid or reimbursed under the Purchase Documents in the normal course of business, including, without limitation, the right to reimbursement by Freddie Mac of certain Servicing advances).
“Closing Date” has the meaning set forth in the first paragraph of this Agreement.
“Confidential Material” has the meaning set forth in Section 19 below.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.
“Dispute Resolution Proceeding” has the meaning set forth in Section 8 below.
“DPO Obligation” has the meaning set forth in the definition of “MI Payment Amount” below.
“Electronic File” has the meaning set forth in the Recitals.
“Escalation Date” has the meaning set forth in Section 8 below.
“Excluded Mortgage” means a Settlement Mortgage that qualifies as one or more of the following:

(1)	a High-Risk Mortgage;

(2)	a Systemic Breach Mortgage;

(3)	a Recourse Mortgage;

(4)	a Title Defect Mortgage;

(5)	a HOEPA Mortgage;

(6)	a Relief Refinance Mortgage; and/or

(7)	an Ineligible Mortgage.
“Excluded Mortgage Notice” has the meaning set forth in Section 7 below.
“FHFA” means the Federal Housing Finance Agency.

“Freddie Mac” has the meaning set forth in the preamble to this Agreement.
“Guide” has the meaning set forth in the Recitals.
“High Risk Mortgage” means a Settlement Mortgage: (1) secured by Mortgaged Premises in one of the states listed in Guide Section 22.18.1 (as existed as of the applicable Funding Date), which Settlement Mortgage, at the time of origination, was designated (or should properly have been designated) as a “high-cost,” “high-risk” or a similar designation under the applicable state law (as referenced in Guide Section 22.18.1); and/or (2) that violated (as of the applicable Funding Date) any applicable anti-predatory laws or statutes or related regulations and/or (3) which, as of the applicable Funding Date, violated any federal, state, county, municipal and other governmental statutes, laws, rules, orders, regulations, ordinances, judgments, decrees and injunctions of governmental authorities (i) regarding mortgage origination, including underwriting, consumer credit, equal credit opportunity, usury, and/or truth-in-lending (provided, however, that any misrepresentation by a Borrower or other third party that is not an Affiliate of Seller/Servicer shall not, by itself and absent another independent reason that causes the applicable Mortgage to be an Excluded Mortgage, cause a Settlement Mortgage to be considered a High Risk Mortgage under this definition), (ii) regarding zoning requirements and the legality of improvements on mortgaged property or the environmental condition of the mortgaged property, (iii) regarding manufactured housing, condominium projects and cooperative share units, (iv) regarding the origination and/or delivery of residential mortgage loans, including the laws specifically described in subsections 1 through 17 of Section 6.2(a) of the Guide (to the extent such laws pertain to the origination and delivery, rather than the Servicing, of residential mortgage loans) and/or (v), affecting the property securing the Settlement Mortgage, which violation, in the case of (3)(i) – (v), could reasonably be expected to have a Material Adverse Effect on the holder of the Settlement Mortgage, its designee or their respective assigns.
“HOEPA Mortgage” means a Settlement Mortgage that is a purchase transaction secured by a Primary Residence, which Settlement Mortgage had a Funding Date on or after January 1, 2007, or a refinance Mortgage that, as described in Guide Section 22.33, had an annual percentage rate or total points and fees that exceed the thresholds under the Home Ownership and Equity

Protection Act of 1994 (HOEPA) and its implementing regulations (the “HOEPA Thresholds”); provided, however, for purposes of clarification, in the event that Freddie Mac, in its sole and absolute discretion, has a reasonable basis to determine that a Settlement Mortgage has an annual percentage rate or total points and fees that exceed the HOEPA Thresholds but is unable to confirm such noncompliance because necessary information (such as, for example, the settlement sheet) is missing from the applicable loan file, then the related Settlement Mortgage will be presumed to be a HOEPA Mortgage unless Seller/Servicer presents credible evidence to the contrary, as determined by Freddie Mac in its sole and absolute discretion.
“HOEPA Thresholds” has the meaning set forth immediately above in this Section 1(d) in the definition of “HOEPA Mortgage”.
“Ineligible Mortgage” means a Settlement Mortgage that is ineligible (as of the applicable Funding Date) for purchase, guaranty or securitization by or through Freddie Mac pursuant to the Federal Home Loan Mortgage Corporation Act (12 U.S.C. §1451, et. seq.) (“Freddie Mac’s Charter”), because the Mortgage:

(1)
was secured by a residential property that is not located within any of the 50 States, the District of Columbia, Guam, Puerto Rico or the Virgin Islands, as set forth in Guide Section 22.18 and the definition of a “State” in the Glossary to the Guide (as existed as of the applicable Funding Date);

(2)	had an original unpaid principal balance, at the time of Freddie Mac’s purchase, that exceeded the maximum original loan amount set forth in Guide Section 23.3 as of the applicable Funding Date;

(3)	was secured by vacant land or property primarily used for agriculture, farming or commercial enterprise;

(4)	was secured by residential properties consisting of five (5) or more dwelling units;

(5)
had an LTV Ratio in excess of 80 percent at the time of Freddie Mac’s purchase that (i) did not have MI Coverage on the portion of the Mortgage in excess of 80 percent of the property’s value (determined in accordance with the Guide), as set forth in Guide Section 27.1, (ii) was not sold with recourse, within the meaning of Section 11.10(a) of the Guide, and (iii) was not sold on a participation basis; for the avoidance of doubt (a) any Mortgage that was covered by pool insurance as of the applicable Funding Date shall not be considered an Ineligible Mortgage if such pool insurance is unavailable solely because the “pool cap” has been reached at the time that Freddie Mac would otherwise be entitled to payment under the pool policy (except to the extent that a separate reason exists that such Mortgage is an Ineligible Mortgage); and (b) MI rescissions, cancellations and denials issued in connection with an act, event or condition that constitutes a breach of a Selling Representation or Warranty will be addressed as set forth in Section 4, and a Mortgage that is subject to any such MI rescission, cancellation or denial will not, by reason of such MI rescission, cancellation or denial be characterized as an Ineligible Mortgage (except to the extent that a separate reason exists that such Mortgage is an Ineligible Mortgage); and/or

(6)
was secured by a manufactured home that did not meet the property eligibility requirements set forth in Guide Section H33.2(a) as of the applicable Funding Date, unless such eligibility requirements are cured by Seller/Servicer within two hundred seventy (270) calendar days following the date of notice from Freddie Mac to Seller/Servicer pursuant to Section 8.

“LTSB Agreements” has the meaning set forth in the definition of “Long-Term Standby Mortgages”.
“Long-Term Standby Mortgages” or “LTSB Mortgages” means Settlement Mortgages that are subject to those certain Long Term Standby Commitments dated as of December 19, 2007,

entered into between Freddie Mac and CitiMortgage and between Freddie Mac and Citibank’s predecessor in interest, Citicorp Trust Bank, respectively (collectively, the “LTSB Agreements”).
“Losses” mean any and all liabilities (including, without limitation, strict liabilities), actions, obligations, debts, damages, losses, costs, liens, expenses, fines, penalties, assessments, demands, charges, fees, judgments, awards, claims, counterclaims, causes of action of any kind or nature whatsoever (in contract, tort, or based on any other legal theory), disbursements and amounts paid in settlement, punitive damages, foreseeable and unforeseeable damages, and/or exemplary damages, of whatever kind or nature (including reasonable attorneys’ fees and other costs of defense and disbursements).
“LTSB Settled Mortgages” means the LTSB Mortgages that are specifically identified on Schedule 1 attached hereto and incorporated herein by reference, which LTSB Mortgages are (i) delinquent Mortgages that were purchased by Freddie Mac pursuant to an LTSB Agreement, and (ii) subject to the terms and conditions of Section 3(e) hereof.
“Management Escalation Committee” means a committee composed of a representative from each of Seller/Servicer and Freddie Mac, which representative, respectively, has a management title of Senior Vice President, or more senior, and whose task is to determine whether a Settlement Mortgage is an Excluded Mortgage, as described in Section 8.
“Management Escalation Period” has the meaning set forth in Section 8 below.
“Material Adverse Effect” means either (i) a material adverse effect on (A) the enforceability or insurability of the applicable Settlement Mortgage or the insurability of the property securing such Settlement Mortgage, or (B) the ability to service and/or foreclose on the Settlement Mortgage, or (ii) the imposition of materially adverse assignee liability (under well-established applicable case law, statute, rule and/or regulation) on the holder of the Settlement Mortgage, its designee, or their respective assigns.

“MI Action” means the rescission, cancellation or denial of MI Coverage by an MI Company with respect to a Settlement Mortgage (which MI Coverage was required pursuant to the Purchase Documents).
“MI Company” means a mortgage insurance company.
“MI Coverage” means insurance coverage provided by an MI Company pursuant to any mortgage guaranty or similar insurance policy related to a Settlement Mortgage.
“MI Origination Defect” means an MI Action that relates to a fact, event or circumstance that constitutes or gives rise to a breach of a Selling Representation and Warranty in connection (including any failure to meet the origination requirements of the applicable MI Company) with the issuance of MI Coverage.
“MI Payment Amount” means the full contractual amount of the applicable MI Coverage that, in the absence of an MI Action, would have been paid by the MI Company on the Settlement Mortgage for Losses incurred by Freddie Mac. For the avoidance of doubt, the “full contractual amount of the applicable MI Coverage”, as used in the immediately preceding sentence, means the full amount payable under the applicable original mortgage insurance policy, without regard to any arrangement regarding any deferred payment obligation (herein called a “DPO Obligation”), or any other defense or reduction that might otherwise be applicable to such MI Company (or to its successor or assign).
“MI Required Payment Date” has the meaning set forth in Section 4 below.
“Minimum Arbitration Amount” has the meaning set forth in Section 8 below.
“Mortgage” has the meaning set forth in the Guide.
“Non-Loan-Level Obligations” means any and all obligations of Seller/Servicer under the Guide provisions referenced in Exhibit C hereto, to the extent set forth in Exhibit C; provided, however, that Non-Loan-Level Obligations will only be considered to have been breached if Seller/

Servicer’s failure to satisfy such obligations would be reasonably likely to have a Material Adverse Effect in connection with five (5) or more Settlement Mortgages, or Freddie Mac’s interests therein. For the purposes of this definition (and for no other purpose), it shall not be a breach of: (a) Guide Section 27.2 (Item 7 in Exhibit C) for Seller/Servicer to receive consideration for or otherwise benefit from the placement or renewal of any mortgage insurance with an MI Company or mortgage reinsurance company that is an Affiliate of Seller/Servicer under an arrangement that (x) was executed in accordance with applicable law, and (y) does not (and did not) violate guidance from Freddie Mac and/or the Office of the Comptroller of the Currency; or (b) Guide Section 22.28 (Item 11 in Exhibit C) unless Seller/Servicer (or a Mortgage Broker or Correspondent who originated and/or sold to Seller/Servicer the applicable Settlement Mortgage(s)) failed to be appropriately licensed or qualified to do business under applicable law. Notwithstanding anything in this Agreement to the contrary, in the event of a breach of any Non-Loan-Level Obligations hereunder, Freddie Mac shall retain all of the rights and remedies to which Freddie Mac is entitled under the Guide and the other Purchase Documents (including but not limited to (i) the right to terminate, in whole or in part, the eligibility of Seller/Servicer to sell mortgages to and/or service mortgages for Freddie Mac, and (ii) the right to be reimbursed for Freddie Mac’s Losses attributable to such breach), except that any such breach shall not, by itself, entitle Freddie Mac to require repurchase of any affected Mortgage (absent the existence of an independent reason that such Mortgage is an Excluded Mortgage hereunder).
“Non-Released Obligations and Claims” means (1), (2), (3), (4), (5), (6) and (7), as set forth below:

(1)	Servicing Obligations;

(2)	any and all obligations, duties and liabilities of Seller/Servicer under the Purchase Documents:

(i)	to indemnify Freddie Mac for any claims made by third parties (including, without limitation, Borrowers), and for Losses incurred in connection with such claims, where such claims relate to Seller/

Servicer’s origination, selling or securitization activities in connection with the Settlement Mortgages, including (without limitation), to the extent incurred in connection with such a claim, (x) Losses that result from, or arise in connection with, a Mortgage prior to the delivery of such Mortgage to Freddie Mac, and (y) Losses resulting from, or arising out of, acts or omissions that constitute breaches of any Selling Representations and Warranties;

(ii)
to pay, with respect to the Settlement Mortgages, guaranty fees, price adjustments relating to specific Settlement Mortgage characteristics, compensatory fees, technology fees and other similar fees required under the Purchase Documents; and/or

(iii)	relating to Recourse-Affected Mortgages;

(3)	all obligations, duties and liabilities of Seller/Servicer in connection with Excluded Mortgages;

(4)	the obligations of Seller/Servicer as a Document Custodian;

(5)
all Selling Representations and Warranties relating to any requirement in the Purchase Documents to have flood insurance on a Settlement Mortgage for which the Funding Date was on or after January 1, 2012; provided, however, the foregoing terms of this subsection (5) shall only apply to Settlement Mortgages as to which (a) there has been no evidence, satisfactory to Freddie Mac, of such coverage presented to Freddie Mac within ninety (90) days after the earlier to occur of (x) the date that Seller/Servicer becomes aware of any breach of any such Selling Representations and Warranties relating to flood insurance, or (y) the date on which Freddie Mac gives notice to Seller/Servicer of any such breach; provided, however, that in the event that such breach is deemed by Freddie Mac to be incapable of cure, the breach of the applicable Selling Representations and Warranties shall be deemed to have occurred as of either such date described in (x) or (y) immediately above (as applicable);

(6)	all obligations, duties and liabilities of Seller/Servicer in connection with Non-Loan-Level Obligations; and

(7)
all obligations, duties and liabilities of Seller/Servicer in connection with any private label residential mortgage-backed securities (“RMBS”). For the avoidance of doubt, this Agreement, its terms and provisions are not intended and shall not be interpreted to have any effect on (a) any claims relating to RMBS owned by Freddie Mac, or (b) the Settlement Agreement entered into as of May 24, 2013, by and between FHFA, Freddie Mac and the Federal National Mortgage Association, on the one hand, and Citigroup, Inc., Citigroup Mortgage Loan Trust Inc., Citigroup Global Markets Inc., Citigroup Global Markets Realty Corp., and certain individuals, on the other.

For the avoidance of doubt, nothing in this definition of “Non-Released Obligations and Claims” is intended to create any new obligation or expand the scope (including, without limitation, the scope of any period of limitations or repose) of any existing obligation under the Purchase Documents, and each Party reserves its rights, positions and defenses with respect thereto. The Non-Released Obligations and Claims shall continue with respect to each Party for all Mortgages (including Settlement Mortgages) for which such obligations exist under the Purchase Documents, and such Non-Released Obligations and Claims are unaffected by this Agreement. Freddie Mac agrees that it shall not be a breach of the Purchase Documents for Seller/Servicer to receive or have received in the past consideration for or otherwise benefit or have benefited in the past from the placement or renewal of any mortgage insurance with a MI Company or mortgage reinsurance company that is an Affiliate of Seller/Servicer under an arrangement that (x) was executed in accordance with applicable law, and (y) does not (and did not) violate guidance from Freddie Mac and/or the Office of the Comptroller of the Currency.

“Party” and “Parties” each has the meaning set forth in the preamble to this Agreement.
“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other organization or entity, whether governmental or private.
“Pledge Agreements” has the meaning set forth in Section 8 below.
“Purchase Documents” has the meaning set forth in the Guide. For the avoidance of doubt, this Agreement does not constitute a Purchase Document.
“Recourse-Affected Mortgage” means a Mortgage that was sold by Seller/Servicer to Freddie Mac with full or partial recourse or that had full or partial recourse added after the sale of such Mortgage to Freddie Mac, within the meaning of Section 11.10(a) of the Guide.
“Released Obligations and Claims” has the meaning set forth in Section 3(a) below.
“Released Parties” means Seller/Servicer, its current, former or future direct or indirect parents, subsidiaries, affiliates, predecessors, successors and permitted assigns, including any transferee of servicing rights for the Settlement Mortgages after the Closing Date and each of their respective past, present and future officers, directors, employees, agents, auditors, representatives, independent contractors, accountants, attorneys, boards of directors, and administrators; each of the foregoing is individually referred to as a “Released Party”.
“Releasing Party” and “Releasing Parties” means Freddie Mac, and any and each of its divisions, subsidiaries, successors and assigns.
“Relief Refinance Mortgage” means a Mortgage that (i) has been originated under Freddie Mac’s Relief Refinance Mortgages – Same Servicer initiative, Freddie Mac’s Relief Refinance Mortgages – Open Access initiative, or the Home Affordable Refinance Program (“HARP”), (ii) has a Funding Date on or after January 1, 2013, and (iii) is not a Settlement Mortgage.

“RR%” has the meaning set forth in Section 4 of this Agreement.
“SEC Filing” has the meaning set forth in Section 19 of this Agreement.
“Seller/Servicer” has the meaning set forth in the preamble to this Agreement.
“Selling Representations and Warranties” means any and all representations, warranties, covenants and agreements (but not Servicing Obligations) made or assumed by Seller/Servicer (and/or its predecessors in interest) in connection with the origination, sale and/or securitization of Settlement Mortgages, pursuant to the Purchase Documents in effect as of the applicable Funding Date of the applicable Settlement Mortgage.
“Servicing” has the meaning set forth in the Guide.
“Servicing Obligations” are the obligations, duties, and liabilities of Seller/Servicer arising in connection with the Servicing of Mortgages (including the Settlement Mortgages) by Seller/Servicer, other than a servicer’s joint and several liability for Released Obligations related to a breach of Selling Representations and Warranties, including :

(1)
all Servicing representation, warranties, covenants, terms and conditions set forth in the Purchase Documents (including, but not limited to, obligations and duties that arise under Volume 2 of the Guide and related provisions of the Purchase Documents);

(2)
all servicing and/or subservicing activities undertaken with respect to Mortgages (including the Settlement Mortgages), including (without limitation) reporting, remitting, foreclosure actions, loss mitigation activities and day-to-day administration;

(3)	the obligation to perform certain administrative and reporting duties with respect to real-estate owned (REO) properties; and

(4)
the obligation to indemnify Freddie Mac for any and all Losses incurred with respect to Mortgages (including the Settlement Mortgages), including: (i) Losses (for example, Losses attributable to delays in foreclosure) incurred with respect to Servicing, even if based on acts or omissions arising out of breaches or alleged breaches of any Selling Representations and Warranties, and (ii) Losses attributable to Seller/Servicer’s failure to service the Settlement Mortgages in accordance with Applicable Requirements.

“Settlement Amount” has the meaning set forth in Section 2(b) below.
“Settlement Mortgage” means each Mortgage, other than an Excluded Mortgage, identified in the Electronic File that was e-mailed from Freddie Mac to Seller/Servicer on September 23, 2013 (a copy of that e-mail is attached hereto as Exhibit A-1) and a copy of the responding e-mail from Seller/Servicer to Freddie Mac on September 24, 2013 (a copy of that e-mail is attached hereto as Exhibit A-2) confirming the Mortgages listed in the Electronic File represent the entire population of Settlement Mortgages. The Electronic File contains columns including: (i) the Freddie Mac loan number, (ii) the applicable Seller/Servicer loan number, and (iii) the Servicer loan number. The Freddie Mac loan number listed in the Electronic File will be the determinative identifier in the event there is any conflict between any columns for a particular Settlement Mortgage.
“Systemic Breach Mortgages” means: any five (5) or more Settlement Mortgages (or related real estate purchase transactions, if any such Settlement Mortgages were purchase money transactions) with respect to which any misstatement, misrepresentation or omission was made in connection with the origination, securitization and/or sale to Freddie Mac of such Settlement Mortgages (or, if applicable, the purchase money real estate transactions related to such Settlement Mortgages), which misstatements, misrepresentations, or omissions:

(i)
were made by or acquiesced to by (which acquiescence is evidenced in writing or in sworn testimony, in either case by the Person alleged to have acquiesced) two (2) or more of the following Persons acting in concert: Seller/Servicer, any Borrowers, property sellers, builders, real estate agents, lenders (including the selling lender), mortgage brokers, loan officers, originators, appraisers, appraisal companies, closing agents, title companies or other third party vendors performing services and/or any employees, agents, or representatives of any of the foregoing Persons, each of whom shall be considered separately as one Person for the purpose of this definition (collectively, the “Systemic Breach Parties”); provided, however, that any such employees, agents, or representatives need not be employed by the same entity and provided, further, that co-Borrowers shall constitute one Person for purposes of this definition; and

(ii)
were made under circumstances where the facts demonstrate that such Systemic Breach Parties knew, or reasonably should have known, of the falsity of such misstatements or misrepresentations, or of the misleading nature of such omissions; provided, however, that Freddie Mac shall not be required to prove a specific intent to commit fraud but rather only that the actors intended to commit the acts (or allow to exist the omissions) that constituted the misstatements, misrepresentations or omissions.

For purposes of this definition, (a) no process or program (that is not in and of itself a violation of any of the Applicable Requirements) used by Seller/Servicer in connection with Seller/Servicer’s origination of mortgage loans shall be deemed in and of itself to constitute activity involving a pattern of misstatement, misrepresentation or omission, it being understood for there to be a finding of Systemic Breach Mortgages that there must be a showing of each of the elements described above, and (b) Seller/Servicer’s knowledge of any misstatement, misrepresentation or omission of any other unrelated party is irrelevant.
“Systemic Breach Parties” has the meaning set forth above in the definition of “Systemic Breach Mortgages”.
“Thirty Day Delinquency/Extended Interest Provisions” has the meaning set forth in Section 3 below.

“Time-Related Defenses” has the meaning set forth in Section 8 below.
“Title Defect Mortgage” means a Mortgage that has (i) a defect in title to the secured property, such that the lien of the Mortgage on the Mortgaged Premises was not a valid and enforceable first lien as of the applicable Funding Date or (ii) a defect in title to, or ownership of, the Mortgage (or, to the extent applicable, in the case of each of clause (i) and clause (ii), any such defect was not subsequently fully and completely cured to Freddie Mac’s satisfaction within two hundred seventy (270) calendar days following the date of notice of such defect from Freddie Mac to Seller/Servicer).
“Tolling Period” has the meaning set forth in Section 8 below.
“Total Amount in Controversy” has the meaning set forth in Section 8 below.
2.        Settlement Amount.
(a)Simultaneously with the execution of this Agreement by all Parties, and in no event later than 3:00 p.m. (Eastern time) on the Closing Date, Seller/Servicer shall complete a wire transfer of immediately available funds to Freddie Mac of the Settlement Amount (without offset or deduction of any kind), pursuant to the wire transfer instructions attached hereto as Exhibit B. Time is of the essence with respect to the date and time established in this Section 2(a).
(b)The “Settlement Amount” means Three Hundred Ninety-five Million U.S. Dollars ($395,000,000), subject to the adjustments described on Schedule 2 attached hereto.
(c)Freddie Mac’s obligations and duties under this Agreement and the release of obligations in Section 3 are expressly contingent upon the timely receipt of the Settlement Amount pursuant to Section 2(a) above.
3.    Release.
(a)    Subject to subsection (b) of this Section 3 and the receipt by Freddie Mac of the Settlement Amount as and when required pursuant to Section 2(a) above, the Releasing Parties hereby irrevocably and unconditionally release and forever discharge the Released Parties from the Claims of the Releasing Parties (collectively, the “Released Obligations and Claims”). Subject to the provisions of this Agreement, the Released Parties hereby irrevocably and unconditionally release and forever discharge the Releasing Parties from the Claims of the Released Parties.
(b)     The Parties acknowledge and agree that the releases, waivers and discharges in respect of the Released Obligations and Claims do not include any Non-Released Obligations and Claims or any Claims of the Parties of any nature, whether under contract, at law, in equity or otherwise (including, without limitation, relating to Servicing Obligations), other than the Released Obligations and Claims.
(c)For the avoidance of doubt, nothing contained in this Agreement is intended to release, settle or otherwise affect any claim brought by any governmental authority. As used in the preceding sentence, “governmental authority” excludes Freddie Mac and the FHFA in its capacity as conservator.
(d) The Parties understand and agree that Recourse-Affected Mortgages are not intended to be included as Settlement Mortgages. In the event that one or more Recourse-Affected Mortgages are mistakenly or inadvertently included in the Electronic File, the Parties agree to cooperate in amending the Electronic File to exclude any such Recourse-Affected Mortgage(s).
(e)    With respect to LTSB Settled Mortgages (but not with respect to any other LTSB Mortgages), the Parties understand and agree that (i) the Released Parties are hereby released from their respective obligations regarding any representation and warranty under the LTSB Agreements that none of the LTSB Mortgages were thirty (30) days delinquent one or more times during the twelve (12) months preceding the “Commitment Date” (as such term is defined in the applicable LTSB Agreement) and (ii) the Releasing Parties are hereby released from any obligation to pay any extended interest associated with or related to any of the LTSB Settled Mortgages. Any such representation and warranty referred to immediately above in clause (e)(i), and any such obligation referred to immediately above in clause (e)(ii), are referred to collectively herein as the “Thirty Day Delinquency/Extended Interest Provisions”. With respect to any and all other LTSB Mortgages

(i.e., LTSB Mortgages that are not LTSB Settled Mortgages), this Agreement is not intended to resolve any issues that exist or that may arise between the Parties related to their respective obligations under the Thirty Day Delinquency/Extended Interest Provisions. Nothing herein shall be deemed an admission by either Party regarding the obligations of the Parties in connection with the Thirty Day Delinquency/Extended Interest Provisions. With respect to the LTSB Settled Mortgages, Claims of Releasing Parties shall include all claims relating to the Thirty Day Delinquency/Extended Interest Provisions. With respect to all LTSB Mortgages other than the LTSB Settled Mortgages, Claims of Releasing Parties shall not include claims relating to the Thirty Day Delinquency/Extended Interest Provisions. (f)    The Parties understand and agree that this Agreement is not intended to amend, alter, or otherwise have any force or effect with respect to any representations, warranties, covenants and/or agreements made by Seller/Servicer in connection with any Mortgage (including any Relief Refinance Mortgage) other than the Settlement Mortgages.
(g)The Parties understand and agree that with respect to any Mortgage that is not a Settlement Mortgage, (i) the provisions of the Guide and the other Purchase Documents shall not be deemed altered or amended in any way by the terms of this Agreement (except to the extent, if any, otherwise expressly set forth herein), and (ii) this Agreement, and the Parties’ performance hereunder, shall not be deemed to establish or to have established a course of performance, course of dealing, or usage of trade.
4.      Mortgage Insurance.
(a)    MI Actions. Seller/Servicer shall pay to Freddie Mac, in accordance with and subject to the provisions set forth below, the MI Payment Amount for each Settlement Mortgage that experiences an MI Origination Defect.
(b)    Notice and Characterization of MI Actions. Seller/Servicer will give written notice to Freddie Mac within thirty (30) calendar days after Seller/Servicer becomes aware of an MI Action. Such notice shall generally describe the underlying grounds for such MI Action, along with Seller/Servicer’s determination of whether or not such MI Action is an MI Origination Defect; provided, however, that Freddie Mac reserves the right to make commercially reasonable requests for additional evidence and/or documentation relating to any such MI Action, and Seller/Servicer agrees that it will make commercially reasonable efforts to satisfy any such requests.
(i)     If Seller/Servicer determines that such MI Action relates to an MI Origination Defect, Seller/Servicer shall pay to Freddie Mac the MI Payment Amount by the MI Required Payment Date (as defined below).
(ii)     If Seller/Servicer determines that the MI Action does not relate to an MI Origination Defect, the Parties acknowledge and agree that their respective rights and obligations with respect to such MI Action shall be as set forth in the Purchase Documents ( it is understood and agreed by the Parties that any such rights and obligations are not waived or released by virtue of this Agreement).
(iii) Notwithstanding the foregoing terms (or any other provision herein to the contrary), Seller/Servicer shall, at Freddie Mac’s request, exercise commercially reasonable efforts to contest with the MI Company any MI Action if Freddie Mac determines that such MI Action was improper.
(c)    MI Required Payment Date. The “MI Required Payment Date” means the last Business Day of the month in which the earliest of the following occurs: (1) one hundred eighty (180) days after the date Seller/Servicer receives notification of the MI Action from the MI Company; and (2) the date Seller/Servicer agrees with the MI Company that an MI Origination Defect was validly determined; provided, however, that if the MI Action occurs in connection with a Settlement Mortgage as to which Freddie Mac has not suffered a Loss, Seller/Servicer shall not be obligated to pay the MI Payment Amount until such time as Freddie Mac suffers a Loss and Freddie Mac, in the normal course of business, would have filed a claim had there been MI Coverage on the Settlement Mortgage. In such event, Freddie Mac agrees to provide Seller/Servicer with written notice of the MI Payment Amount after such Loss is incurred. Seller/Servicer shall pay the MI Payment Amount no later than the last Business Day of the calendar month following the calendar month in which Freddie Mac provides such notice. Freddie Mac agrees to provide Seller/Servicer with the same level of detail regarding the MI Payment Amount as Freddie Mac would provide to an MI Company in connection with Freddie Mac’s filing of a claim. If the MI Required Payment Date occurred thirty (30) calendar days or more prior to the Closing Date, the applicable MI Payment Amount shall be paid on the Closing Date. If the MI Required Payment Date occurred within twenty-nine (29) calendar days prior to the Closing Date, the applicable MI Payment Amount shall be paid within thirty (30) calendar days following the Closing Date. The payments contemplated in the two immediately preceding sentences will be in addition to, and not considered part of, the Settlement Amount.
(d)    Assignment of Claims. Upon receipt of the written request of Seller/Servicer, Freddie Mac will assign, on an “as-is, where-is” basis without representation, warranty or recourse of any kind, any claims (or rights to payment) it may have against an MI Company to Seller/Servicer on account of a Settlement Mortgage to the extent that Seller/Servicer has paid the applicable MI Payment Amount to Freddie Mac. If Seller/Servicer (a) is able to arrange for the reinstatement of MI Coverage with respect to a Settlement Mortgage and receives payment proceeds thereon from the MI Company, and (b) has previously remitted the applicable MI Payment Amount to Freddie Mac in respect of such Settlement Mortgage, Seller/Servicer shall be entitled to retain such payment proceeds, as well as any and all amounts received by Seller/Servicer from an MI Company on account of a premium refund or reimbursement on account of Settlement Mortgages, to the extent that the foregoing amounts, in the aggregate, do not exceed the amount previously remitted to Freddie Mac in connection with such Settlement Mortgage (if such amounts exceed the amount previously remitted to Freddie Mac, Seller/Servicer will credit Freddie Mac for the overage).
(e)    Status Reports. Seller/Servicer agrees to give Freddie Mac (promptly following Freddie Mac’s written request therefor from time to time, which requests will not be made more frequently than once per calendar quarter) a written, loan-level accounting of the status of all Settlement Mortgages subject to the provisions of this Section 4(e). Freddie Mac agrees to give Seller/Servicer (promptly following Seller/Servicer’s written request therefor from time to time, which requests will not be made more frequently than once per calendar quarter) with a report containing information specifying the applicable claim dates and claim amounts filed by Freddie Mac with each MI Company. Seller/Servicer and Freddie Mac agree to cooperate in exchanging information necessary to meet the requirements of this Section 4.

(f)    Excluded Mortgages. Freddie Mac reserves all rights to enforce its remedies under this Agreement with respect to Excluded Mortgages. In the event Freddie Mac determines that a Settlement Mortgage which experiences an MI Action is also an Excluded Mortgage, Freddie Mac may commence the exercise of its rights under Sections 7, 8 and 9 of this Agreement, regardless of whether an MI Payment Amount has been or will be paid. In the event the Settlement Mortgage is determined to be an Excluded Mortgage, Seller/Servicer shall pay the repurchase or make-whole amount for Settlement Mortgage, less a credit for any previously-paid MI Payment Amount.
(g)    Risk-Sharing Agreement. If Seller/Servicer desires to enter into a risk-sharing agreement with any MI Company, which agreement includes any Settlement Mortgages, Seller/Servicer shall present the terms and conditions to Freddie Mac for its review and approval, which approval may be granted, conditioned or denied in Freddie Mac’s sole discretion within sixty (60) days after Freddie Mac receives all requested information related to such risk sharing agreement. Notwithstanding the terms of the immediately preceding sentence, Freddie Mac shall not unreasonably withhold, deny or condition consent to the terms of a risk sharing agreement if under the terms of any such agreement:
(i)the MI Company is responsible for paying Freddie Mac the MI Payment Amount in accordance with the terms of the original mortgage insurance policy within 90 days after the date required in the original mortgage insurance policy (and, notwithstanding the terms of the original mortgage insurance policy, if the MI Company fails to pay Freddie Mac within such 90 day period, Seller/Servicer is responsible for paying the MI Payment Amount);
(ii)In return for the MI Company ceasing to issue mortgage insurance rescissions, the MI Company may reduce the amount that they are required to fund with respect to all future claims, by the RR% (with Seller/Servicer funding the RR%), but Seller/Servicer must make such arrangement with the MI Company so that all future claims are paid to Freddie Mac in full by the MI Company without reduction for the RR%. As used in this Agreement, “RR%” means the MI Company’s negotiated rescission rate (expressed as a percentage) for loans delivered to Freddie Mac by Seller/Servicer;

(iii)Freddie Mac will not be required to provide a release to the MI Company; and
(iv)Freddie Mac receives reasonable and customary assurances and protections.
For the avoidance of doubt, Freddie Mac shall, after the Closing Date, continue its present practice of filing claims with each applicable MI Company, and nothing in this Agreement shall expand Seller/Servicer’s existing obligations under the Purchase Documents with respect to MI Coverage except as specifically provided in this Section 4.
5.    Treatment in Bankruptcy. In the event the Settlement Amount is ever challenged by any Person, including, without limitation, any Released Party, any Affiliate thereof, or any Person acting under or on behalf of any Released Party or such Affiliate (including, without limitation, a creditors’ committee, receiver or any trustee in bankruptcy), as a fraudulent transfer, a preferential payment, or on any other basis seeking to invalidate, avoid, rescind, set aside or otherwise return all or a portion of the Settlement Amount or other value received by the Releasing Parties under this Agreement, the Parties agree that (a) the funds accepted by the Releasing Parties as the Settlement Amount shall be considered to have been subject to a perfected first lien security interest, and Seller/Servicer hereby grants a first lien security interest to Freddie Mac in such funds, as collateral for (i) the obligations of Seller/Servicer under this Agreement, (ii) the Released Obligations and Claims, and (iii) the Non-Released Obligations and Claims, and shall be returned to such status to the extent any return of funds is required, without the need of any further action by any Party and (b) any Releasing Party to whom such Settlement Amount or other value received was owed shall have all rights to assert and collect all Released Obligations and Claims and/or Non-Released Obligations and Claims (including with respect to the Settlement Mortgages) to the extent of funds so returned, as if this Agreement had not been made.
6.    Servicing.
(a)    Seller/Servicer shall continue to comply with its Servicing Obligations for all Mortgages (including, without limitation, the Settlement Mortgages) for which it is the Servicer in accordance with the applicable Purchase Documents, notwithstanding the release, waiver and discharge of Released Obligations and Claims under this Agreement, and the failure to do so shall entitle Freddie Mac to exercise any and all of its available remedies under the Purchase Documents, at law, in equity and otherwise. Nothing in this Agreement shall modify or extinguish, or shall be construed to modify or extinguish, the covenants, representations, warranties, or other obligations or agreements of Seller/Servicer regarding the Servicing Obligations, the rights and remedies of Freddie Mac with respect thereto, or the rights and remedies of Seller/Servicer related to the Servicing of Mortgages by Seller/Servicer under the Purchase Documents including, but not limited to, rights and remedies in the normal course of business with Freddie Mac (for example, but not by limitation, any rights of Seller/Servicer to be paid or reimbursed under the Purchase Documents in the normal course of business, including, without limitation, the right to reimbursement by Freddie Mac of certain Servicing advances).
(b)    The Parties acknowledge and agree that it is possible for a Servicing Obligation to relate to the same general subject matter or set of facts or circumstances as a Released Obligation and Claim, such that, for example, a failure to comply with an obligation that resulted in a breach of Selling Representations and Warranties to Freddie Mac in connection with the sale of a Mortgage could also result in a breach of one or more Servicing Obligations, particularly if the Seller/Servicer contributes to or fails to remedy the facts or circumstances underlying the breach of the Selling Representations and Warranties as required under the Purchase Documents. In such cases, Seller/Servicer shall continue to be liable for such Servicing Obligations in accordance with the remedy provisions set forth in the Purchase Documents without release under this Agreement. The following is an example of the foregoing, it being understood that the following is illustrative only and in no way limits Seller/Servicer’s Servicing Obligations: if a Mortgage failed to satisfy requirements under the Purchase Documents relating to hazard insurance as of the applicable Funding Date, and Seller/Servicer subsequently failed to cause hazard insurance to be obtained in accordance with the requirements under the applicable Purchase Documents, the failure of such Mortgage to have hazard insurance in compliance with requirements under the Purchase Documents could become, with the passage of time, a breach of a Servicing Obligation, from which Seller/Servicer would not be released under this Agreement but only to the extent it is a breach of a Servicing Obligation.

7.    Excluded Mortgages
(a)    Subject to the provisions of Section 8 below, on the later to occur of (i) the date that is three (3) calendar years following the Closing Date, or (ii) the date that Freddie Mac would be prevented from exercising its rights under this subsection (a) due to the applicability of a Time-Related Defense (as defined in Section 8(a)), Freddie Mac shall have, from time to time, the right to provide Seller/Servicer with written notice of Freddie Mac’s determination that one or more Settlement Mortgages under this Agreement should be characterized as Excluded Mortgages (an “Excluded Mortgage Notice”), which notice shall be accompanied by the non-privileged evidence and/or documentation relied upon by Freddie Mac in reaching Freddie Mac’s determination. Such determination shall be based on the plain reading of this Agreement and the relevant Guide and other Purchase Document provisions in effect as of the applicable Funding Date. In connection with any determination as to whether a Settlement Mortgage shall be characterized as an Excluded Mortgage, an admission of liability concerning a settlement of a lawsuit will not in and of itself constitute an admission of the existence of facts that would give rise to a characterization of a Settlement Mortgage as an Excluded Mortgage. An Excluded Mortgage Notice shall include the grounds on which Freddie Mac determined that any such Settlement Mortgage should be characterized as an Excluded Mortgage. Nothing in this provision shall limit or curtail Freddie Mac’s right to provide more than one Excluded Mortgage Notice, which may result in more than one Characterization Dispute (as defined below), more than one Management Escalation Period (as defined below) and more than one arbitration proceeding (as set forth in Section 9, below).
(b)    If Seller/Servicer agrees with Freddie Mac’s determination set forth in an Excluded Mortgage Notice, Seller/Servicer shall repurchase, pay the make-whole amount(s), and/or otherwise provide the remedies required by Freddie Mac in connection with such Excluded Mortgage(s) in accordance with the applicable provisions set forth in the Purchase Documents.
8.    Process for Resolving Disputes Regarding Excluded Mortgages.
(a)     For each Mortgage that is the subject of an Excluded Mortgage Notice, and any subsequent Characterization Dispute, Management Escalation Period and/or arbitration proceeding under the Arbitration Provision (each, a “Dispute Resolution Proceeding”), each of the Parties agrees that (i) any and all statutes of limitations, statutes of repose, notice or other time-related defenses or limitations, whether statutory, contractual, or otherwise, and whether at law, in equity, or otherwise (including the doctrines of waiver, laches, acquiescence or estoppel), in any jurisdiction, which are or may be applicable to any claim regarding or relating to an Excluded Mortgage (collectively, the “Time-Related Defenses”), are hereby tolled for a period of time (subject to the last sentence of this subsection (a), the “Tolling Period”) commencing on the Closing Date through and including the date that is fifteen (15) calendar days after the Dispute Resolution Proceeding is fully and finally resolved pursuant to the terms of this Agreement (or, in the case of any Settlement Mortgage that is the subject of an Excluded Mortgage Notice that is not contested by Seller/Servicer, until the date that a remedy is provided, which remedy is satisfactory to Freddie Mac and in accordance with the Purchase Documents), and (ii) it shall not assert, plead or raise in any fashion, in any jurisdiction, any Time-Related Defenses, which apply or may apply to any claim, cause of action, right, or defense related to any Settlement Mortgage that is or has been subject to a Dispute Resolution Proceeding. Notwithstanding the foregoing terms of this subsection (a), it is understood and agreed that (x) the running of any Time-Related Defenses which are or may be applicable to any claims shall be deemed to re-commence upon the expiration of the Tolling Period; (y) the Tolling Period applicable to any Settlement Mortgage with a Funding Date prior to January 1, 2012, shall in no event extend beyond the date that is four (4) calendar years after the Closing Date; and (z) the Tolling Period applicable to any Settlement Mortgage with a Funding Date on or after January 1, 2012, shall in no event extend beyond the date that is five (5) calendar years after the Closing Date.
(b)    Seller/Servicer shall have the right to make a good faith challenge to Freddie Mac’s determination that a given Settlement Mortgage is an Excluded Mortgage, as reflected in the related Excluded Mortgage Notice. Any such challenge must be in writing and must be submitted within sixty (60) calendar days after the date the Seller/Servicer receives the applicable Excluded Mortgage Notice. Such challenge shall include a written description, together with all non-privileged supporting documentation, that Seller/Servicer wishes to be considered in connection with its challenge. If Seller/Servicer does not submit such a written challenge (together with any applicable non-privileged supporting documentation) within such sixty (60) day period, any and all applicable

Settlement Mortgages subject to such Excluded Mortgage Notice shall be conclusively deemed for all purposes to be Excluded Mortgages. This right to challenge is in lieu of, and not in addition to, any right of appeal that Seller/Servicer may have under the Guide.
(c)    Freddie Mac shall respond to any such challenge to an Excluded Mortgage Notice within thirty (30) calendar days after the date it receives the written challenge described in subsection (b) of this Section 8.
(d)    If Freddie Mac responds in writing that after its consideration of Seller/Servicer’s challenge to an Excluded Mortgage Notice, there is still a dispute between the Parties as to the re-characterization of one or more Settlement Mortgages as Excluded Mortgages (a “Characterization Dispute”), such Characterization Dispute shall be resolved in the following manner:
(i)     First, if Seller/Servicer still disagrees with Freddie Mac, Seller/Servicer may appeal Freddie Mac’s decision by submitting a written appeal to Freddie Mac within fifteen (15) calendar days after the date of Freddie Mac’s response in subsection (c) of this Section 8, together with any additional applicable supporting documentation. Freddie Mac and Seller/Servicer will have thirty (30) calendar days after the date of Seller/Servicer’s appeal to negotiate in good faith the determination of whether the Settlement Mortgage should be considered as an Excluded Mortgage.
(ii)    Second, if on the date of the expiration of the appeal period described in (i) above (the “Escalation Date”), the Parties have not resolved the Characterization Dispute, the Characterization Dispute shall be promptly (i.e., as soon as is reasonably practicable, but in no event later than ten (10) calendar days after the applicable Escalation Date) submitted to a Management Escalation Committee. Within thirty (30) calendar days after a dispute is submitted to a Management Escalation Committee (the “Management Escalation Period”), the Management Escalation Committee shall attempt to resolve the Characterization Dispute.

(iii)Third, if the Management Escalation Committee does not reach a resolution of the Characterization Dispute within the Management Escalation Period, Seller/Servicer has the right to continue its challenge to Freddie Mac’s determination by giving written notice to Freddie Mac, within five (5) calendar days after the expiration of the Management Escalation Period, of Seller/Servicer’s intent to submit the Characterization Dispute to arbitration pursuant to the Arbitration Provision. At such time as the aggregate amount in controversy in connection with such Characterization Dispute, or, if multiple Characterization Disputes are being submitted at one time, the amount in controversy in connection with such multiple Characterization Disputes (collectively, the “Total Amount in Controversy”), exceeds Three Million U.S. Dollars ($3,000,000) in aggregate unpaid principal balances of the applicable Mortgages (the “Minimum Arbitration Amount”), arbitration will be commenced under the Arbitration Provision. If the Total Amount in Controversy is not met by the first anniversary of the Closing Date, all outstanding Characterization Disputes for which Seller/Servicer has provided notice of its intent to submit the Characterization Disputes to arbitration shall automatically be submitted to arbitration. Similarly, for each successive anniversary of the Closing Date occurring thereafter, if the Total Amount in Controversy has not been met, all then outstanding Characterization Disputes for which Seller/Servicer has provided notice of its intent to submit the Characterization Disputes to arbitration shall automatically be submitted to arbitration. In the event that Seller/Servicer fails to give notice of its intent to submit the Characterization Dispute to arbitration, Seller/Servicer shall have no further right to continue such Characterization Dispute, and shall be obligated to provide the applicable remedy to Freddie Mac pursuant to the Guide and Section 9(e) below.
The sole task, and the scope of authority, of the Arbitrator(s) (as defined below) in any such case, subject to the conditions set forth below, shall be to resolve the Characterization Dispute in the manner set forth in Section 9. If Seller/Servicer does not give written notice of its intent to arbitrate within the applicable time period, any and all applicable Settlement Mortgages subject to the Excluded Mortgage Notice will be conclusively deemed for all purposes to continue to be characterized as Excluded Mortgages, and Freddie Mac shall be entitled to exercise any and all rights and remedies under the Purchase Documents in connection therewith. Without limiting the terms of the immediately preceding sentence, if Seller/Servicer does not invoke the Arbitration Provision, Freddie Mac may, in its sole and absolute discretion, invoke the Arbitration Provision in connection with the applicable Characterization Dispute (notwithstanding the availability to Freddie Mac of other remedies).
9.    Arbitration Provision.
(a)    The terms and conditions regarding arbitration set forth in Section 8 above and this Section 9 are collectively referred to herein as the “Arbitration Provision”. If the requirements detailed in Section 8 above for submission of a Characterization Dispute to arbitration are satisfied, the Parties agree that any such Characterization Dispute shall be submitted (in accordance with the applicable timing provisions in Section 8 above) to arbitration by Arbitrator(s). As used herein, the term “Arbitrator(s)” means an individual or a panel selected as follows: the Parties shall attempt in good faith to identify a practicing attorney-at-law (acceptable to both Parties) who is a member of a private law firm or a retired judge and who has at least ten (10) years of experience representing clients and/or hearing cases in connection with the resolution of issues or disputes involving the residential mortgage banking market. If the Parties cannot agree on the choice of an individual arbitrator within ten (10) calendar days after the first Party seeking arbitration has given written notice to the other, then the arbitration shall be heard by three (3) arbitrators each of whom must meet the above-referenced criteria, one to be chosen by Freddie Mac, one to be chosen by Seller/Servicer, and the third to be chosen by those two (2) arbitrators.
(b)    The Arbitrator(s) shall consider: (i) any applicable Excluded Mortgage Notice(s) together with any documents Freddie Mac provided to support its Excluded Mortgage Notice(s) and other supplemental information provided by Freddie Mac; (ii) Seller/Servicer’s challenge thereof and the documents submitted to support its challenge and other supplemental information provided by Seller/Servicer; (iii) Freddie Mac’s response to Seller/Servicer’s challenge; and (iv) the disposition of any amounts held pursuant to any applicable Pledge Agreements. At the option of either Party, (x) the Arbitrator(s) may consider all relevant agreements, conduct and defenses raised by either of the Parties, and (y) a hearing on the merits of all Characterization Disputes for which arbitration is sought by either Party shall be commenced not later than thirty (30) calendar days after the date demand for arbitration is made by the Party seeking arbitration. The Arbitrator(s) must render a decision within the later to occur of: (1) the date that is twenty (20) calendar days after the conclusion of any such hearing, or (2) the date that is ninety (90) calendar days after the expiration of the applicable Management Escalation Period.
(c)     Any Characterization Disputes submitted for arbitration shall be resolved by the Arbitrator(s) in accordance with the AAA Rules of the American Arbitration Association, except to the extent that such rules conflict with the Arbitration Provision, in which case the Arbitration Provision shall control. The place of (i) the first arbitration under this Agreement shall be chosen by Freddie Mac, (ii) the second arbitration under this Agreement shall be chosen by Seller/Servicer, and (iii) all subsequent arbitrations shall alternately be made by Freddie Mac and then Seller/Servicer. The law applicable to the arbitration procedure shall be the Federal Arbitration Act (9 U.S.C. Section 2). The substantive law that shall be applied by the Arbitrator(s) shall be the law of the State of New York without regard to the principles of conflict of law of that state. Any award in such arbitration shall be final and binding upon, and enforceable against, the Parties, not subject to judicial review (except as provided under applicable law), and the judgment on the arbitration award may be entered and enforced in any court having jurisdiction over the Parties, or any of the Parties’ respective assets. The only disputes to be considered by Arbitrator(s) under this Agreement are Characterization Disputes; the Parties are not hereby agreeing to the arbitration of any other disputes or Claims.
(d)    The losing Party shall pay any and all of the Parties’ respective fees, costs, and expenses, including the prevailing Party’s reasonable attorneys’ fees and costs (including allocated costs of in-house counsel) incurred in having the Arbitrator(s) resolve the Characterization Dispute(s), within fifteen (15) calendar days after written demand for such payment.
(e)    Without limiting Freddie Mac’s rights and remedies under the Purchase Documents, if Seller/Servicer does not challenge (in accordance with the terms hereof) an Excluded Mortgage Notice, or if Freddie Mac’s determination in the Excluded Mortgage Notice is upheld by the Arbitrator(s), Seller/Servicer shall repurchase and/or pay the make-whole amount(s) for such

Excluded Mortgage(s) calculated in accordance with the repurchase provisions set forth in the Purchase Documents. Any payment required in connection with the immediately preceding sentence shall be made by Seller/Servicer within fifteen (15) calendar days after (x) the date of the expiration of the time period (set forth herein) to challenge any such Excluded Mortgage Notice, or (y) the date of the Arbitrator’s decision, as applicable. Seller/Servicer shall have no right to further contest any such request for a repurchase, or payment of a make-whole amount.
(f)    Any repurchase obligations required to be performed by Seller/Servicer pursuant to this Agreement shall be completed by Seller/Servicer’s reporting of the applicable repurchase codes through Freddie Mac’s reporting system or otherwise as directed by Freddie Mac. All make-whole payments made in satisfaction of Seller/Servicer’s repurchase obligations shall be made in accordance with the practice between the Parties for processing repurchase and/or make-whole payments in the ordinary course of business and to such account or account(s) as specifically identified by Freddie Mac to Seller/Servicer in writing from time to time.
    10.    Advice of Counsel. Each Party to this Agreement has reviewed this Agreement independently and with counsel, is fully informed of the terms and effect of this Agreement, and has not relied in any way on any inducement, representation, or advice of any other Party hereto in deciding to enter into this Agreement, except as expressly herein contained.
11.    Representations and Warranties of Parties.
(a)    The Seller/Servicer hereby represents and warrants as of the Closing Date:
(i)    CitiMortgage is a corporation, duly organized, validly existing and in good standing under the laws of the State of New York, and Citibank is a national banking association. Each of CitiMortgage and Citibank has the power to own its respective assets and to transact the business in which it is currently engaged. Seller/Servicer is duly qualified to do business and is in good standing in each jurisdiction in which the character of its business or any properties owned or leased by it requires such qualification and in which the failure so to qualify would have a material adverse effect on the business, properties, assets, or condition (financial or other) of Seller/Servicer.
(ii)    Seller/Servicer has the power and authority to execute and deliver this Agreement, and perform all of the transactions contemplated under this Agreement, and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement. This Agreement has been duly authorized, executed and delivered by Seller/Servicer and when executed and delivered by Freddie Mac, this Agreement will constitute the valid and legally binding obligation of Seller/Servicer enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors’ rights in general and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).
(iii)    Seller/Servicer is not required to obtain the consent of any other Person or any consent, license, approval or authorization from, or registration or declaration with, any governmental authority, bureau, or agency in connection with the execution, delivery, performance, validity, or enforceability of this Agreement, except for consents, licenses, approvals or authorizations, or registrations or declarations that have been obtained or filed, as the case may be, before the Closing Date, and are in full force and effect.
(iv)    The execution, delivery, and performance of this Agreement by Seller/Servicer will not violate the formation and organization documents of Seller/Servicer or any existing law or regulation or any order, judgment, writ, injunction, award or decree of any court applicable to Seller/Servicer, or constitute a material breach of any mortgage, indenture, contract, or other agreement to which Seller/Servicer is a party or by which Seller/Servicer may be bound.
(v)    No litigation or administrative proceeding (of any nature, including, without limitation, actions, lawsuits and investigations) of or before any court, tribunal, or governmental body is currently pending, or to the knowledge of Seller/Servicer, threatened, against Seller/Servicer or any of its properties, except for (x) those proceedings expressly disclosed in writing to Freddie Mac prior to the Closing Date and/or (y) those proceedings which, whether singularly or when taken in the aggregate, do not and will not either effect the Seller/Servicer’s execution and delivery of this Agreement or the ability of the Seller/Servicer to fully perform its obligations under this Agreement.
(vi)    Seller/Servicer is the sole obligor with respect to the Released Obligations and Claims being released hereunder, and it has not conveyed or assigned any interest therein to any Person not a Party hereto.
(vii)    Citibank’s execution and delivery of this Agreement has been approved by an officer of Citibank who was duly authorized by the board of directors of Citibank to enter into such types of transactions. In addition, Citibank represents and warrants that it (or any successor thereto) shall, and hereby covenants to, continuously maintain all components of such agreement or undertaking as an official record of such entity.
(viii)    In entering into this Agreement and the settlement contemplated hereunder, Seller/Servicer understands the risks and liabilities of entering into this Agreement, it has relied upon its own investigation and analysis of the facts and not on any statement or representation made by Freddie Mac in choosing to enter into this Agreement, and it specifically does not rely upon any statement, representation, or promise of Freddie Mac that is not expressly contained in this Agreement.
(ix)    Seller/Servicer is not entering into the transactions contemplated hereby with the intent of hindering, delaying or defrauding any of its respective current or future creditor or creditors.
(x)    The Released Obligations and Claims (and the other benefits to Seller/Servicer under this Agreement) constitute the reasonably equivalent value of, and the fair consideration for, the obligations of Seller/Servicer under this Agreement. Seller/Servicer is (and after giving effect to the transactions contemplated by this Agreement, will be)

Solvent. As used herein, “Solvent” means, with respect to Seller/Servicer, that the sum of the value of Seller/Servicer’s assets, taking into account the fair value of assets accounted for on a fair value basis and the carrying value of other assets exceeds (and after the payment of the Settlement Amount, will continue to exceed) Seller/Servicer’s indebtedness and other probable liabilities, including contingent liabilities and the fair value of liabilities related to term securitizations reported (in accordance with generally accepted accounting principles, consistently applied) on Seller/Servicer’s balance sheet; “fair value” means the value that would be realized in an exchange or series of exchanges between a willing buyer and a willing seller, within a commercially reasonable period of time, neither being under compulsion, each having reasonable knowledge of all relevant facts; and such person is able to realize upon its assets and pay its debts and other liabilities as they mature, assuming an orderly disposition within a period of not more than eighteen (18) months.
(xi)    Seller/Servicer is not subject to any uncured notice of violation issued by any state or federal regulator having jurisdiction over Seller/Servicer, its assets or any Mortgages, except for those notices that (1) were expressly disclosed in writing to Freddie Mac prior to the Closing Date, or (2) would not adversely affect Seller/Servicer’s ability or regulatory authority to enter into this Agreement and/or perform its obligations hereunder.
(xii)    Except as been disclosed in writing to Freddie Mac prior to the Closing Date, Seller/Servicer has no actual knowledge of any facts or circumstances that, in the aggregate and in the exercise of Seller/Servicer’s reasonable discretion in construing the terms of this Agreement, would cause a Settlement Mortgage hereunder to be more properly classified as an Excluded Mortgage rather than as a Settlement Mortgage.
(b)    Freddie Mac hereby represents and warrants as of the Closing Date:
(i)    Freddie Mac is a federally chartered corporation subject to the conservatorship of the FHFA.

(ii)    Freddie Mac has the power and authority to execute and deliver this Agreement, and perform its obligations under this Agreement, and has taken all necessary corporate action to authorize the execution, delivery, and performance of this Agreement. This Agreement has been duly authorized, executed and delivered by Freddie Mac and when executed and delivered by the Seller/Servicer, this Agreement will constitute the valid and legally binding obligation of Freddie Mac, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors’ rights in general and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).
(iii)    Freddie Mac is not required to obtain the consent of any other Person or any consent, license, approval or authorization from, or registration or declaration with, any governmental authority, bureau, or agency in connection with the execution, delivery, performance, validity, or enforceability of this Agreement, except for consents, licenses, approvals or authorizations, or registrations or declarations that have been obtained or filed, as the case may be, before the Closing Date (including the approval of this Agreement by the FHFA, and the FHFA’s consent to Freddie Mac’s entering into this Agreement).
(iv)    The execution, delivery, and performance of this Agreement by Freddie Mac will not violate the formation and organization documents of Freddie Mac or any existing law or regulation or any order, judgment, write, injunction, award or decree of any court applicable to Freddie Mac, or constitute a material breach of any mortgage, indenture, contract, or other agreement to which Freddie Mac is a party or by which Freddie Mac may be bound.
(v)No litigation or administrative proceeding (of any nature, including, without limitation, actions, lawsuits and investigations) of or before any court, tribunal, or governmental body is currently pending, or to the knowledge of Freddie Mac, threatened, against Freddie Mac or any of its properties, except for those proceedings which, whether singularly or when taken in the aggregate, do not and will not either effect the Freddie Mac’s execution and delivery of this Agreement or the ability of Freddie Mac to fully perform its obligations under this Agreement.
(vi)Freddie Mac has not conveyed or assigned any interest in this Agreement to any Person not a Party hereto.
(vii)Freddie Mac is not entering into the transactions contemplated hereby with the intent of hindering, delaying or defrauding any of its respective current or future creditor or creditors.
(viii)In entering into this Agreement and the settlement contemplated hereunder, Freddie Mac understands the risks and liabilities of entering into this Agreement, it has relied upon its own investigation and analysis of the facts and not on any statement or representation made by Seller/Servicer in choosing to enter into this Agreement and it specifically does not rely upon any statement, representation, or promise of Seller/Servicer not expressly contained in this Agreement.
(ix)The receipt of the Settlement Amount (and the other benefits to Freddie Mac under this Agreement) constitutes the reasonably equivalent value of, and the fair consideration for, the release of the Released Obligations and Claims under this Agreement.
(x)Except as been disclosed in writing to Seller/Servicer prior to the Closing Date, Freddie Mac has no actual knowledge (without any obligation to undertake any investigation, inquiry or due diligence of any kind) of any facts or circumstances that, in the aggregate and in the exercise of Freddie Mac’s reasonable discretion in construing the terms of this Agreement, would cause a Settlement Mortgage hereunder to be more properly classified as an Excluded Mortgage rather than as a Settlement Mortgage.
12.    Cooperation.
Upon Seller/Servicer’s written request, Freddie Mac will, at Seller/Servicer’s sole cost and expense, reasonably cooperate with and provide reasonable assistance to Seller/Servicer in exercising any of Seller/Servicer’s rights or remedies available to it against any applicable third party or Correspondent from which Seller/Servicer may have purchased or otherwise acquired any of the Settlement Mortgages, including providing a confirmation letter stating that there has been a now-resolved claim with respect to a Settlement Mortgage, to affirm that a claim for repurchase with respect to a Settlement Mortgage has been addressed by this Agreement and/or confirming the liquidation status for any Settlement Mortgage, and if liquidated, providing any available loss supporting documentation; provided, however, that in consideration for such cooperation, Freddie Mac will require Seller/Servicer to indemnify Freddie Mac (pursuant to an indemnification provision satisfactory to Freddie Mac in its sole and absolute discretion) from and against any and all Losses that Freddie Mac may incur in connection with any Claims arising out of such cooperation or assistance (including, without limitation, those incurred in connection with Seller/Servicer’s exercise of rights or remedies against third parties). Nothing in this Agreement shall detract from Seller/Servicer’s obligations under the Guide, including, without limitation, the obligation to cooperate with Freddie Mac to investigate fraud, as set forth in Section 7.4 of the Guide.
13.    Governing Law. This Agreement shall be governed by the law of the State of New York without giving effect to its conflict of laws rules. Federal statutes may specifically apply, including but not limited to, 12 USC Sections 1301-1393 and 1451-1459. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY, WAIVES (TO THE EXTENT PERMITTED BY APPLICABLE LAW) ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY OF ANY DISPUTE ARISING UNDER OR RELATING TO THIS AGREEMENT AND AGREES THAT ANY SUCH DISPUTE SHALL BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY. Any claims, actions or proceedings brought by any Party arising out of or related to this Agreement will be brought in the United States District Court for the Eastern District of Virginia, Alexandria Division. The parties hereby submit to the jurisdiction of said Federal District Court and consent to the dismissal of any action related to this Agreement that is brought in any other forum.
14.    Construction of Agreement. In the event of a dispute regarding the meaning of any language contained in this Agreement, the Parties agree that the same should be accorded a reasonable construction and should not be construed more strongly against one Party than against any other Party by any reason, including but not limited to by reason of such Party’s or its counsel’s role in the drafting of this Agreement. In the event of a conflict between this Agreement and any Purchase Documents, this Agreement controls.
15.    Prevailing Party. In the event that any Party resorts to legal action in order to enforce, defend or interpret any of the terms or the provisions of this Agreement, the prevailing Party (as determined by the court, arbitrator or other authority before which such suit or proceeding is validly commenced under this Agreement) shall be entitled to receive, in addition to such other remedies as shall be awarded to it in such legal action, reimbursement from the non-prevailing Party for all reasonable attorneys’ fees and all other costs incurred in commencing or defending such action. In addition, the prevailing Party shall be entitled to recover from the non-prevailing Party post-judgment reasonable attorneys’ fees incurred by the prevailing party in enforcing a judgment against the non-prevailing Party. Notwithstanding anything in this Agreement to the contrary, the provisions of the preceding sentence are intended to be severable from the balance of this Agreement, shall survive any judgment rendered in connection with the aforesaid legal action, and shall not be merged into any such judgment.
16.    Modification. The Parties shall, from time to time, execute, acknowledge and deliver such supplements to this Agreement and such further instruments as may reasonably be required for carrying out the intention of or facilitating the performance of this Agreement, including but not limited to any amendments to agreements between Seller/Servicer and Freddie Mac, which amendments any Party may deem necessary to conform those agreements to the terms of this Agreement. This Agreement may not be amended or modified orally. This Agreement (and the terms hereof) may not be amended, supplemented, waived or modified except by a written instrument duly executed by the Parties.
17.     No Admissions, No Precedent. The resolution of this matter is voluntary. The Parties acknowledge that they expressly understand that this Agreement and the settlement it represents are entered into solely for the purpose of avoiding any possible future expenses, burdens or distractions of dispute and in no way constitute an admission by any Party hereto of any fact or claim. This Agreement and any negotiations leading to this Agreement do not constitute an admission of any fact or claim, including but not limited to any claim of negligence, breach of contract, or any other basis for liability by any of the Parties, or the existence of any facts upon which alleged liability could be based. This Agreement shall not be used as an admission of any kind against any Party in this or any other past, present or future claim or matter. Neither this Agreement nor any provision herein shall be considered or treated as a precedent, either for purposes of the Parties’ future dealings or otherwise.
18. Publicity. The Parties agree that any press release, public announcement, disclosure or other comment regarding this Agreement and the Claims being settled hereby that is initiated, encouraged or facilitated by a Party (and, in the case of Seller/Servicer, its Affiliates) shall not (unless required to do so by legal process) contain any disparaging statements or representations, about the other Party or its Affiliates, directors, officers, employees, attorneys, agents or representatives. For purposes of this paragraph, a disparaging statement or representation is any communication that, if publicized to another, would cause or tend to cause the recipient of the communication to question the business condition, integrity, competence, good character, or product quality of the Person to whom the communication relates. The Parties will take reasonable and good faith efforts to ensure, to the extent reasonably possible under the applicable time frame, that the timing and general content of the initial written press release or public announcement (excluding securities and regulatory filings) is mutually satisfactory, including providing the non-disclosing party advance written notice (including notice of at least one twenty-four (24) hour period where feasible) and an opportunity to review the same.
19.    Confidentiality.
(a)    The Parties shall have discretion to disclose descriptions of the basic terms contained in this Agreement, subject to Section 18 above addressing certain written materials. This Agreement, together with all exhibits, attachments and schedules hereto, as well as other documents, communications, drafts and other materials of any kind relating to the negotiation of this Agreement, the circumstances leading thereto, or the implementation of this Agreement by the Parties other than information publicly disclosed in accordance with Section 18 above (collectively, the

“Confidential Material”, subject, if applicable, to the additional terms of subsection 19(b)(iv) below), shall be and remain confidential, subject to the following terms of this Section.
(b)    Disclosure of any Confidential Material shall be permitted only in the following limited circumstances:
(i)     in an action by any Party to enforce the terms of this Agreement, to the extent reasonably required for purposes of enforcement;
(ii)     subject to clause (c) below, (x) to a court, arbitrator or third party as required by subpoena, document request or otherwise required in connection with any legal proceeding or (y) in response to a subpoena or other demand or request made in accordance with applicable law by a governmental or quasi-governmental body having jurisdiction, whether generally or as to specific matters, over such Party (including, without limitation, the Internal Revenue Service, the Securities and Exchange Commission, and formal or informal Congressional demand or request);
(iii)     as required by applicable law or regulation, including, without limitation, Federal securities law;
(iv)     as that Party may elect in its sole and absolute discretion as part of its filings with the Securities and Exchange Commission of Forms 8-K, 10-Q or 10-K and related disclosures to investors (herein called an “SEC Filing”); provided, however, that with respect to this subsection 19(b)(iv), but not with respect to any other provision under Section 19, the term “Confidential Material” shall be deemed to be limited to this Agreement, together with all exhibits, attachments and schedules hereto.
(v)     on a need to know basis, to such Party’s officers, directors, employees, attorneys, accountants, insurers, auditors or agents and, to the extent such Persons have entered into an agreement in writing acceptable to the Parties to be bound by the terms of this Section (or by confidentiality obligations at least as strict as those set forth in this

Section), to (x) qualified bidders or investors in connection with the sale of a Party or its assets and (y) such Party’s contractors; and
(vi)    to its regulators or conservators, including, with respect to Freddie Mac, the FHFA (including the Office of the Inspector General).
(c)In connection with clause (b)(ii), above, in the event that any claimant, litigant, or government or quasi-governmental body, by way of a validly-served document request, interrogatory, subpoena, questioning at deposition or trial, or any other means requests and attempts to compel disclosure of any Confidential Material, the Party from whom disclosure is sought or the disclosing Party (as applicable) shall give written notice to the other Party in accordance with Section 27 below as soon as reasonably practical after the receipt of the papers seeking such Confidential Material, and shall promptly thereafter provide copies of all notice papers, orders, requests or other documents relating to such potential disclosure, and shall work in good faith in order to allow each Party to take such reasonably protective steps as may be appropriate to protect the confidentiality of any Confidential Material that may be disclosed; provided, however, that the above notice provisions of this subsection (c) shall only apply to the extent that any such notice is permissible under applicable law and/or under the terms of any applicable subpoena or other governmental investigative or regulatory order or decree that is binding on the applicable Party.
(d)In connection with clauses (b)(iii) or (b)(iv) above, in the event that a Party elects to disclose any Confidential Information as part of an SEC Filing, the Party from whom disclosure is sought or the disclosing Party (as applicable) shall give written notice to the other Party in accordance with Section 27 below of its intent to make any disclosure and the contents of such disclosure not less than three (3) calendar days prior to the SEC Filing (as applicable).
(e)For the avoidance of doubt, no prior notice is required for disclosures under subsections (b)(v) and (b)(vi) above.

(f)Confidential Material shall be deemed to fall within the protection afforded to compromises and offers to compromise by Rule 408 of the Federal Rules of Evidence and similar provisions of state law or state rules of court.
20.    Guaranty. Citibank (a) reaffirms its continuing obligations under the Guaranty, as such obligations relate or related to Settlement Mortgages, which obligations may have been modified by the terms of this Agreement and (b) acknowledges that the Guaranty remains in full force and effect without any exoneration.
21.    No Waiver. The Parties may waive their respective rights, powers or privileges under this Agreement; provided, that any such waiver shall be in a writing expressly stating such waiver; and provided, further, that no failure or delay on the part of any Party to exercise any right, power or privilege under this Agreement shall operate as a waiver thereof, nor will any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege by the Party under this Agreement, nor will any such waiver operate or be construed as a future waiver of such right, power or privilege under this Agreement.
22.     Reservation of Rights; Remedies Are Cumulative. Except as expressly set forth in this Agreement, each Party acknowledges and agrees that this Agreement does not change the respective contractual rights, obligations, or remedies of such Party. All rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by any Party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, in equity, by statute, in any other agreement between the Parties or otherwise.
23.     Interpretation. The use of any gender in this Agreement shall be deemed to be or include the other genders, including neuter, and the use of the singular shall be deemed to be or include the plural (and vice versa) wherever applicable. The use of the word “include” or “including”, when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not any no limitation language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The words “hereof,” “herein,” “hereunder,” and other words of similar import refer to this Agreement as a whole and not to any particular Section or subdivision. References to Sections and other subdivisions of this Agreement are to the designated Sections and other subdivisions of this Agreement as originally executed. The headings of this Agreement are for convenience only and shall not define or limit the provisions hereof.
    24.     Time. Time is of the essence in the performance of the obligations stated in this Agreement.
25.     Survival of Covenants. The covenants, representations, and warranties in this Agreement shall survive the execution of this Agreement and payment of the Settlement Amount.
26. Entire Agreement. This Agreement and the other documents referenced herein constitute the entire agreement between the Parties hereto with respect to the subject matter contained herein.
27. Notices. All notices that are required or are permitted hereunder shall be in writing and shall be: (a) hand-delivered (including, without limitation, by overnight courier service); (b) mailed by certified or registered U.S. Mail, return receipt requested, first class postage prepaid, or (c) faxed to the Parties as follows:
If to Freddie Mac:     Enterprise Risk Management Division, Freddie Mac
1551 Park Run Drive
McLean, VA 22102
Attention: Senior Vice President and Counterparty Chief Credit Officer
Facsimile:
Email:

With a copy to:    Legal Division, Freddie Mac
8200 Jones Branch Drive
McLean, VA 22102-3110
Attention: Vice President and Deputy General Counsel,
Single Family Real Estate Department
Facsimile:
Email:
if Seller/Servicer:    CitiMortgage, Inc.
1000 Technology Dr.
O’Fallon, Mo 63368
Attention: General Counsel
Facsimile:
Email:
or to such other address or facsimile number as any Party shall designate by written notice to the other Parties in the manner provided herein. To the extent practical, any such notice provided hereunder shall also be sent to the respective e-mail addresses set forth above (which shall not constitute formal notice under this Section 27).
28.     Counterparts; Effective Date. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures were upon the same instrument. This Agreement shall be deemed signed and effective on the date that all of the Parties exchange facsimile or PDF copies of the executed signature pages, which shall be supplemented by original signatures within seven (7) calendar days after such date.

29.     Other Lawsuits and Claims. By execution hereof, this Agreement does not compromise or release any claim of the Seller/Servicer or any of the Released Parties against any third party, including but not limited to any insurer, or any Correspondent, for any cost or expense hereunder (including reasonable attorneys’ fees, costs, and related expenses).
30.     Successors; No Third Party Beneficiaries.
(a)All terms and conditions of this Agreement shall be binding upon and inure to the benefit of successors and permitted assigns of the Parties.
(b)With respect to Freddie Mac, “successors and assigns” shall include any governmental, quasi-governmental or private entity that may be created and that assumes any or all of the rights and obligations under this Agreement or under the Purchase Documents.
(c)To the extent that Freddie Mac approves a transfer of servicing with respect to any Settlement Mortgage in accordance with the Purchase Documents, the subsequent servicer shall not be required to assume any liabilities or obligations of Seller/Servicer with respect to Selling Representations and Warranties that have been released, waived or relinquished as part of this Agreement.
(d)    To the extent that Freddie Mac approves a change of control of Seller/Servicer (including by merger, reorganization, consolidation, asset or stock sale) in accordance with the Purchase Documents, this Agreement and any of Seller/Servicer’s rights or interests under this Agreement may be assigned or delegated to the surviving entity in connection with any such approved change of control so long as Seller/Servicer delivers not less than thirty (30) days prior written notice to Freddie Mac of Seller/Servicer’s intent to assign this Agreement or any of its rights or interests under this Agreement upon consummation of the Freddie Mac-approved change of control.
(e)Except as specifically provided within this Agreement, nothing expressed or referred to in this Agreement is intended or shall be construed to give any Person other than the Parties, the Released Parties, and their respective successors and permitted assigns, any legal or equitable right, remedy or claim, as a third party beneficiary or otherwise, under or with respect to this Agreement, or any provisions contained herein, it being the intention of the Parties hereto that this Agreement, the obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole and exclusive benefit of the Parties, the Released Parties, and their respective successors and permitted assigns, and for the benefit of no other Person, including, without limitation, mortgage insurers, title insurers or Correspondents.
31.     Captions.     The captions assigned to provisions of this Agreement are for convenience only and shall be disregarded in construing this Agreement.
32.     Severability. Except for Sections 2 through 6 of this Agreement, which shall be read together as singular material provisions of this Agreement, if any other provision of this Agreement, or any portion of any provision of this Agreement, shall be declared illegal, invalid, null and void or unenforceable by any court or tribunal having jurisdiction thereof, such portion or provision hereof shall be deemed separate and apart from the remainder of this Agreement, which shall remain in full force and effect.
[Signature page follows]

IN WITNESS WHEREOF, intending to be legally bound hereby, the Parties have executed this Agreement as of the day and year first above written.
FEDERAL HOME LOAN MORTGAGE CORPORATION
By: /s/ Robert Izzo
Name: Robert Izzo
Title: Senior Vice President & Counterparty Chief Credit Officer
CITIMORTGAGE, INC.
By: /s/ Victoria A. Kiehl
Name: Victoria A. Kiehl
Title: Senior Vice President
CITIBANK, N.A.
By: /s/ Jane N. Fraser
Name: Jane N. Fraser
Title: Senior Vice President

Signature Page to Settlement Agreement

EXHIBIT A-1

Citi/FRE Loan List (1 of 5)

to: 09/23/2013 12:29PM

Cc:

From:
To:
Cc:

We have created the final loan list and would like to get your confirmation that you agree with our list. The summary of the list is as follows:

3,728,935 included loans of which 41 loans cannot be identified by FRE but Citi has designated them as FRE loans
551 loans (407 indem recourse, 144 STACR)

I will send a total of 5 files. The fifth file only has the additional 41 loans that cannot bematched in our system.
Please confirm that you agree with this list.
Thanks,

CiƟ_included_09232013_1_of4.zip

Risk Analytics & Policy Enterprise Risk Management Office: Cell:

The information transmitted in this e-mail is for the exclusive use of the person or entity to which it e-mail, you are prohibited from reading, printing, duplicating, disseminating or otherwise using or Mac immediately, delete this information from your computer and destroy all copies of the informa

A-1-1

EXHIBIT A-2

RE: Citi/FRE Loan List (1 of 5)

to:

09/24/2013 10:09 AM
Cc:

Hide Details
From: Sort List...

To:

Cc:

2 Attachments

image001.gif image003.png

We have reviewed the population included in the attachments in your e-mails transmitting the list of loans and I confirm its accuracy.
Please let me know if you have any questions. Thanks

A-2-1

From:

Sent: Monday, September 23, 2013 11:30 AM
To:
Cc:

Subject: Citi/FRE Loan List (1 of 5)

We have created the final loan list and would like to get your confirmation that you agree with our list. The summary of the list is as follows:

3,728,935 included loans of which 41 loans cannot be identified by FRE but Citi has designated them as FRE loans
551 loans (407 indem recourse, 144 STACR)

I will send a total of 5 files. The fifth file only has the additional 41 loans that cannot be matched in our system. Please confirm that you agree with this list.

Thanks,

Risk Analytics & Policy Enterprise Risk Management Office: Cell:

The information transmitted in this e-mail is for the exclusive use of the person or entity to which it is addressed and may contain legally privileged or confidential information. If you are not the intended recipient of this e-mail, you are prohibited from reading, printing, duplicating, disseminating or otherwise using or acting in reliance upon this information. If you have received this information in error, please notify the sender at Freddie Mac immediately, delete this information from your computer and destroy all copies of the information.

A-2-2

EXHIBIT B
Freddie Mac's wire transfer instructions are as follows:

ABA:
FAO: Freddie Mac #
Reference Seller/Servicer #

B-1

EXHIBIT C
Non-Loan-Level Obligations
1.    Consent to Electronic Transactions (Guide Section 3.11)
Seller/Servicer represents and warrants that the Seller/Servicer has confirmed that the Seller/Servicer's computer hardware, software and ISP (or other method of connectivity to the Internet), if applicable, is compatible with Freddie Mac's computer hardware, software and ISP (or other method of connectivity to the Internet) and that the Seller/Servicer is able to readily print, store and retrieve any Record or Electronic Record transmitted by Freddie Mac to the Seller/Servicer and the Seller/Servicer is capable of transmitting or submitting any Record or Electronic Records to Freddie Mac in connection with any electronic transaction between the Seller/Servicer and Freddie Mac.
2.    Eligibility Criteria (Guide Section 4.2)
An institution must be approved by Freddie Mac as a Seller/Servicer before it can sell Mortgages to or service Mortgages for Freddie Mac.
Seller/Servicer warrants that at all times it shall:
•    Be a viable organization and, as applicable, able effectively to:
•    Originate or otherwise acquire Mortgages acceptable for sale to Freddie Mac and/or
•    Service Mortgages in a manner acceptable to Freddie Mac

3.    Fidelity Insurance Coverage (Guide Section 4.7 (a))
Except as addressed in Seller/Servicer waivers of Guide Sections 4.6(a) and 18.2(b)8, Fidelity insurance coverage may be documented on a bond form acceptable to Freddie Mac or on the standard bond form currently mandated by or acceptable to the government agency that has regulatory or supervisory authority over the Seller/Servicer. If the Seller/Servicer is not regulated or supervised, Freddie Mac will accept coverage documented on the bond form commonly issued to institutions similar to the Seller/Servicer. The coverage may be provided in policy forms with names that include, but are not limited to, Fidelity Bond, Mortgage Bankers Bond, Financial Institution Bond, Financial Institution Crime Policy or Bankers Blanket Bond. Whichever policy form is relied upon to document the coverage required by Freddie Mac, the Seller/Servicer warrants that the terms of such coverage meet all of the requirements in Guide Section 4.7(b).
4.    Mortgagee's E&O Insurance Coverage (Guide Section 4.8)
Except as addressed in Seller/Servicer waivers of Guide Section 18.2(b)8, Mortgagee's E&O insurance coverage must be documented on policy forms commonly issued to institutions similar to the Seller/Servicer. The coverage may be provided in policy forms with names that include, but are not limited to, Mortgage Bankers Bond, Mortgage Errors & Omissions, Mortgage Impairment, Mortgage Holders Liability, Professional Liability or Mortgage Protection. Whichever policy form is relied upon to document the coverage required by Freddie Mac, the Seller/Servicer warrants that the terms of such coverage meet all of the requirements in Guide Section 4.8(b).
5.    Certificate of Incumbency requirements (Guide Section 16.10.1, second paragraph)
By executing Form 988SF or Form 989SF, the Seller/Servicer represents and warrants that Freddie Mac may rely conclusively on the accuracy, genuineness and good faith of any (i) Record submitted to Freddie Mac bearing an original signature of any one of the “Authorized Persons” on Form 988SF or Form 989SF, as applicable, or (ii) when permitted, facsimile transmission of a Record submitted to Freddie Mac bearing a copy of an original signature of any one of the “Authorized Persons” on Form 988SF or Form 989SF, as applicable, that contains or communicates instructions (or modifies previous instructions) to transfer funds or securities by wire transfer, ACH or other payment system approved by Freddie Mac. The Seller/Servicer is responsible for any and all penalties, losses, liabilities and claims that result from Freddie Mac's reliance on any instruction provided to Freddie Mac by the Seller/Servicer's authorized representatives or any other person who has (or obtains) access to information or documents that compromise the security of Freddie Mac's wire transfer operations.
6.    Seller authorized to sell Mortgage; Purchase Documents authorized (Guide Section 22.27)
Each Seller that is an “insured depository institution,” as that term is defined in Section 1813(c)(2) of Title 12 of the United States Code, as amended, acknowledges, agrees, covenants, represents and warrants to Freddie Mac that the Seller's Master Agreements and other applicable Purchase Documents entered into by and between the Seller and Freddie Mac:
•    Are in writing or are “records” or “electronic records” as those terms are defined in Section 3.2(a) of the Guide),
•    Were executed or authenticated by the Seller and Freddie Mac contemporaneously with the agreement reached by the Seller and Freddie Mac for sale of Mortgages by the Seller to Freddie Mac in return for cash and/or PCs received by the Seller,
•    Were approved by the Seller's board of directors or the Seller's officers or employees who were duly authorized by the board of directors to enter into such agreements and board approvals, resolutions and/or delegations of authority are reflected in the minutes of the board, and
•    Have been, continuously, from the time of their execution or authentication, official records of the Seller.
7.    Commissions, fees or other compensation on insurance (Guide Section 27.2)
Seller/Servicer warrants that in connection with the placement or renewal of any mortgage insurance, to the Seller's knowledge, the insurer (including its parent company or any affiliate thereof) has not caused or permitted any consideration or thing of value (other than the protection provided by its mortgage insurance) to be paid to or received by any of the following:

•    The Mortgage lender
•    Any officer, director or employee of the lender or any member of their immediate families
•    Any insurance agency, corporation (other than the insurer), partnership, trust or other business entity (including any service corporation, whether organized for profit or otherwise) in which the lender or any of its officers, directors, employees or their immediate family members have financial interest, or
•    Any designee, trustee, nominee or other agent or representative of any of the foregoing
This requirement applies to any commission, fee or other compensation on all mortgage insurance presently in force or to be placed in the future.
8.    Loan Prospector User Agreement (Guide Exhibit 15, Guide Section 6.2 (d))
User represents and warrants that ….. (d) User has the legal right to obtain credit reports with respect to Borrowers whose mortgage loans or Loan Applications are assessed by the System.
9.    Flood insurance (Guide Section 58.3, fifth paragraph)
Seller/Servicer warrants that any flood zone determination (FZD) made on or after June 1, 1995, by a party other than Seller/Servicer is guaranteed by the FZD maker to be accurate, in accordance with federal law. Seller/Servicer, however, remains responsible to Freddie Mac for the accuracy of any FZD made by Seller/Servicer or any party other than Seller/Servicer.
10.    Freddie Mac Exclusionary List (Guide Section 2.24(d))
Seller/Servicer represents and warrants that no person or entity listed on the Exclusionary List played a role in the origination or sale of a Mortgage to Freddie Mac, or in the underlying real estate transaction. Seller/Servicer acknowledges that prohibited roles include, without limitation:
•Borrowers, trustees on the deed, builders, developers, property sellers, loan officers, loan processors, underwriters, Mortgage Brokers, Correspondents, Mortgage Service Providers, appraisers, title insurers, real estate brokers and agents, and closing or settlement agents

•Parties involved in the delivery of Freddie Mac Mortgages
Furthermore, Seller/Servicer represents and warrants that it will maintain sufficient controls to meet this warranty obligation.
11.    Compliance with Law (Guide Section 22.28)
The Mortgage and the Servicing of the Mortgage, Mortgage transaction and the Mortgaged Premises must be in compliance with all requirements of all federal, State and local laws, rules and regulations, including, without limitations, truth-in-lending laws, licensing laws, doing-business laws, usury laws and anti-predatory lending and similar laws. Any right of rescission involving the Mortgage under such laws, rules or regulations must have expired. The applicability of Guide Section 22.28, with respect to the definition of “Non-Loan_Level Obligations” in the Agreement to which this Exhibit C is attached, is subject to the specific limitation addressed in such definition such that this provision of the Guide shall not be considered breached, with respect to Settlement Mortgages (under the Agreement and after the Closing Date) unless Seller/Servicer (or a Mortgage Broker or Correspondent who originated and/or sold to Seller/Servicer the applicable Settlement Mortgage(s)) failed to be appropriately licensed or qualified to do business under applicable law.
12.    Unacceptable Refinancing Practices (Guide Section 8.10(b))
In advertising or implementing refinance terms, a Seller/Servicer may not intentionally target Freddie Mac-owned Mortgages. A Seller/Servicer also may not segregate Mortgages in its own portfolio from those sold to Freddie Mac for different treatment in terms of refinance advertising, offers or practices with the exception that the following would be considered by Freddie Mac to be acceptable refinance practices as it pertains to the Home Affordable Refinance initiative:

(a)
Freddie Mac would not prohibit Seller/Servicer from targeting Freddie Mac borrowers who may be eligible for refinance opportunities through this initiative, as long as the marketing efforts would also apply to the Fannie Mae borrowers that we service.

(b)	Further, to the extent there are unique differences between the Freddie Mac and Fannie Mae programs for this initiative, it is understood there could be some differences in the marketing criteria.

(c)	Lastly, the Home Affordable Refinance marketing efforts would not be construed by Freddie Mac as being an unacceptable refinance practice should it result in higher prepayment rates.
A Seller may not deliver any Mortgage to Freddie Mac obtained from a Mortgage Broker or Correspondent if the Seller has knowledge or reason to believe that the Mortgage Broker or Correspondent, as the case may be, has received an application to refinance or has agreed to refinance the Mortgage (even if the agreement is not in writing). It is likewise unacceptable to sell or deliver a Mortgage to Freddie Mac if the Seller has knowledge or reason to believe that the Borrower has entered into, or has agreed to enter into, a refinancing arrangement (even if the agreement is not in writing).
13.     Fraud Prevention, Detection and Reporting Requirements (Guide Chapters 7 and 57)
All minimum steps and requirements on the part of Seller/Servicer to prevent, detect, and report fraud, as specifically and explicitly set forth in Guide Chapters 7 and 57.

SCHEDULE 1

FRE Loan Number	S/S Loan Number

S-1

FRE Loan Number	S/S Loan Number

S-2

SCHEDULE 2

S-2